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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA FINANCIAL SERVICES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BLVD
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD DEVRIES 320-352-6546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN LLP
(Name – *if individual, state last, first, middle name*)

801 NICOLLET AVENUE, SUITE 1300 (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

PROCESSED
AUG 3 1 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM W. REID, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA FINANCIAL SERVICES CORPORATION, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KENNETH P. KETCHAM STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

My Commission Exp. June 24, 2008

Kenneth P. Ket[illegible]
Notary Public

[signature]
Signature

Pres / CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICBA Financial Services Corporation

Statements of Financial Condition
December 31, 2005 and 2004

Assets		**2005**		2004
Cash and cash equivalents	**$**	**363,409**	$	578,526
Receivables:				
Clearing broker-dealers (Note 4)		**218,545**		240,626
Program members		**11,937**		50,869
Income tax receivable from parent		**26,798**		10,704
Other		**6,951**		2,561
Prepaid expenses and other assets		**35,495**		51,405
Furniture and equipment, net of accumulated depreciation of $104,671 in 2005 and $96,568 in 2004		**14,892**		16,608
	$	**678,027**	$	951,299

Liabilities and Stockholder's Equity

Liabilities				
Accounts payable	**$**	**180,065**	$	364,453
Accrued expenses		**17,642**		8,243
Due to related parties (Note 2)		**65,044**		100,595
Deferred revenue		**13,500**		78,753
		276,251		552,044
Commitments, Contingencies and Credit Risk (Note 4)				
Stockholder's Equity (Note 4)				
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		**100**		100
Additional paid-in capital		**1,034,900**		1,034,900
Accumulated deficit		**(633,224)**		(635,745)
		401,776		399,255
	$	**678,027**	$	951,299

See Notes to Statements of Financial Condition.

Note 2. Related-Party Transactions (Continued)

The Company periodically settles with affiliates. The unpaid amount due affiliates under these agreements represents due to related parties in the statements of financial condition.

Note 3. 401(k) Plan

The Company participates in a 401(k) plan, together with ICBA and other related entities, for all qualified employees. The Company matches 100 percent of the employees' contributions up to 6 percent of their compensation.

Note 4. Commitments, Contingencies and Credit Risk

Net capital requirements: The Company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		1.74 to 1
Net capital	$	159,031
Excess net capital	$	134,031

Operating lease: The Company leases its current office space under a noncancelable agreement which expires in 2010. The following is a schedule of future minimum lease payments under this lease:

Years ending December 31:		
2006	$	45,956
2007		46,924
2008		46,924
2009		46,924
2010		47,891
	$	234,619

Off-balance-sheet risk and concentration of credit risk: The Company's customers' securities transactions are introduced on a fully disclosed basis to its various clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company on its books and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealers.

Amounts due from the clearing broker-dealers are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealers. In addition, the Company has a policy of reviewing, as necessary, the credit of each counterparty with which it conducts business.

Note 4. Commitments, Contingencies and Credit Risk (Continued)

Concentration by institution: The Company has a concentration of funds totaling $363,409 and $560,330 at December 31, 2005 and 2004, respectively, on deposit at one bank.

Note 5. Service Agreement

On June 29, 2005, the Company entered into an agreement with Sorrento Pacific Financial, LLC (Sorrento), a registered broker-dealer, to provide the back office operational and technology support to members of ICBA and the Company. The business arrangement obligates Sorrento to reimburse the Company for certain compliance, registration, system conversion and other administrative expenses. The Company will continue to receive commissions from the sale of its securities transactions.